September 24, 2018

John Williams
President and Cheif Executive Officer
Domtar CORP
234 Kingsley Park Drive
Fort Mill, SC 29715

       Re: Domtar CORP
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           Form 10-Q for the Fiscal Quarter Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-33164

Dear Mr. Williams:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates and Policies, page 42

1. We note your disclosure of the methodologies used to assess impairments of goodwill and intangible assets on pages 43 to 46, and pages 62 to 64. We further note your disclosure that during 2017, you recognized a goodwill impairment charge of $578 million, representing the entire amount of goodwill related to the Personal Care reporting unit, due to growing competitive market pressures in the healthcare and retail markets over the last year. However, it appears that you did not record any related impairments of intangible assets.
 John Williams
Domtar CORP
September 24, 2018
Page 2


         Given the goodwill impairment of the Personal Care reporting unit, explain to us, in reasonable detail, how you evaluated the intangible assets in your Personal Care reporting unit for impairment. As part of your response, provide us a summary of any cash flow testing you performed, together with an explanation of the basis for all material assumptions made as part of the cash flow analysis. Additionally, your response should address the basis for your conclusion that no impairment of intangible assets was necessary given your disclosure on page 45 that the key estimates supporting your cash flow projections for intangible assets are consistent with those supporting your goodwill impairment analysis.
Form 10-Q for the Fiscal Quarter Ended June 30, 2018

Financial Statements
Note 1 - Basis of Presentation, page 8

2. We note your disclosure of accounting policy related to revenue recognition since January
         1, 2018 upon adoption of ASU 2014-09 "Revenue from Contracts with Customers", including the statement that byproduct related revenues, such as sales of excess power, waste paper and other wood related byproducts are recorded as a reduction of manufacturing costs as they are incidental to the main revenue-generating activities of the
         Company.

         Please tell us the byproduct sales amounts involved for each period presented, and your basis for recording them as a reduction of manufacturing costs, instead of as revenues, when they appear to be an output of your ordinary activities for which you receive consideration in exchange.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily
Dang, Staff Accountant, at (202) 551-3867with any questions.



FirstName LastNameJohn Williams                               Sincerely,
Comapany NameDomtar CORP
                                                              Division of
Corporation Finance
September 24, 2018 Page 2                                     Office of Natural
Resources
FirstName LastName